Nuveen Asset Management

333 West Wacker Drive

Chicago, IL 60606

Phone: 312-917-7700

www.nuveen.com

October 9, 2009

OVERNIGHT DELIVERY AND EDGAR

John Grzeskiewicz

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Nuveen Insured Dividend Advantage Municipal Fund

Registration Statement on Form N-2

File Nos. 333-160630 and 811-09475

Dear Mr. Grzeskiewicz:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Nuveen Insured Dividend Advantage Municipal Fund (the “Fund”) hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it will become effective by 2:00 p.m., Eastern Time, on October 14, 2009 or as soon thereafter as practicable.

The Fund also hereby requests that effectiveness of its Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, be accelerated to be concurrent with the effectiveness of the above-captioned Registration Statement.

Sincerely,

NUVEEN INSURED DIVIDEND ADVANTAGE MUNICIPAL FUND

By:	/s/ Kevin J. McCarthy
Kevin J. McCarthy
Vice President and Secretary